VARITRONIX

We Make Values Visible

VISION



VARIETY

VITALITY

VIVIDNESS

Stock Code 710

Varitronix International Limited
2006 Interim Report

CHAIRMEN'S STATEMENT

Interim Results

- For the six months ended 30 June 2006, the Group recorded turnover amounting to HK$840 million, representing a decrease of 18% compared with HK$1,023 million in the corresponding period of last year.

- During the period under review, profit attributable to equity shareholders was HK$90 million, representing an 8% decrease compared with HK$98 million in the first half of last year.

- Interim dividend per share: 9 HK cents (2005 interim: 10 HK cents).

Business Review

Europe

The Group maintained strong performance in the European market, as several automotive and industrial projects started mass production in the period under review. The product design cycle of customers in this region is relatively longer, with more stringent quality requirements. With a rigorous design and operation process, we are able to bring projects into fruition in a timely and efficient manner. The Group's wide range of products has won continued support from a solid customer base in Europe.

North America

Turnover for this region increased due to strong demand for displays used in industrial and consumer electronic products. Several projects are expected to go into the mass production stage in the second half of the year.

In addition, the Group has begun selling to white goods manufacturers, with a view to capitalising on the promising prospects of LCD applications in white goods. Further expansion plans include broadening the scope of display applications for purposes other than household use. To expand further to the east coast and mid-west region of the US, the Group has strengthened its distribution infrastructure and sales force.

Asia (including the PRC and Hong Kong)

In the past, the Group's business in China was mainly related to the mobile handset sector, with customers for the most part being the designers and manufacturers of "major brand" handsets. During the past two years, the market share of "major brand" manufacturers has steadily been eroded by "non-major brand" manufacturers, which in turn adversely affected the Group's business.

In the fourth quarter of 2005, the Group decided to change its marketing strategy by taking steps to expand into the "non-major brand" market as well. During the transition period, the Group had to devote substantial resources, including offering competitive prices and superior customer service, to a new customer base, which led to a decline in turnover and profit contribution. The Group has established relationships with several "non-major brand" customers, and we believe that business activity in the second half of 2006 will begin to improve. We remain confident about the business prospects in China's mobile handset sector and will continue to cater to a more diversified customer base.

In addition, the Group is determined to enhance its presence in the PRC market by expanding its product application spectrum and sales network. The Group has established branch offices in Shenzhen and Shanghai, and will expand its product offering to industrial and automotive applications.

Meanwhile, the Group has initiated several new projects in the Hong Kong market, and is confident of winning further orders in this high-volume market dominated by consumer electronic products.

During the period under review, the Group's business performance in other parts of Asia, particularly Korea, was less than satisfactory. As US-based consumer brands increased their dominance in the portable entertainment device market, the Group's turnover generated from this market segment declined significantly from the past year.

Nevertheless, the Group successfully opened new market sectors in Asia and won new customers for a wider portfolio of product offerings, including automotive and industrial applications. The progress of these projects is expected to be reflected in the second half of this year.

Prospects

The LCD market continues to grow in both unit volume and value, and its application spectrum is ever-expanding. Based on market trends, and on our own capability and strengths, we have defined several approaches as our developmental blueprint going forward:

Diversified Customer base in the PRC Mobile Handset Market

The Group has managed to change its strategy to capture "non-major brand" customers, in addition to the existing base of "major brand" customers. So far, the progress of the expansion into the "non-major brand mobile" segment has been satisfactory. It is expected that positive results will become more apparent in the second half of this year.

Displays Go Colour

The display market is going colour, and the application of Colour STN (Colour Supertwisted Nematic) and TFT (Thin-Film Transistor) technologies will become more prevalent. Customers around the world are applying colour displays to an increasingly wide range of products. The Group is committed to strengthening its design and production capability for Colour STN and TFT displays, in order to enhance its competitiveness in the colour display sector.

Evolvement of the Home Appliance Display

Home electrical appliance manufacturers in Europe and the US are increasingly using displays on their products. This development trend is favourable for the Group's business, and our sales network has been strengthening our ties with home appliance manufacturers. With the Group's sales network and experience in the European and US markets, we are well-positioned to capture opportunities in this sector.

Thriving Automotive Market

The Group has secured a strong position in the European automotive sector, and we aim to transfer this successful experience to other regions, including the US, Japan, Korea and China.

Many foreign automotive manufacturers have set up production plants in the PRC to participate in this huge consumer market and utilise low-cost labour for production. Capitalising on this trend, the Group has opened a new sales office in Shanghai to provide more responsive service to both foreign and local automotive manufacturers.

In addition to using LCD displays on the dashboard, the installation of audio and video products in automobiles has become popular. The Group has recently received many enquiries about installing small to medium-sized colour displays in automobiles for entertainment purposes. This trend provides the Group with exciting growth potential.

The Development of Bistable Display

The Bistable Cholesteric Display (BCD) and Zenith Bistable Display (ZBD) technologies have entered a critical stage of commercialisation and mass production. From the second quarter of 2006, these technologies have attracted proposals for feasibility studies involving a variety of applications. Mass production for these technologies is expected to commence in the second half of the year.

Acknowledgement

We thank our shareholders for their continuous support. With strong commitment from our staff, we believe we are well placed to expand our business across different markets and product offerings.

Chang Chu Cheng	Ko Chun Shun, Johnson
Chairman	*Chairman*

Hong Kong, 1 September 2006

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2006 – unaudited

		Six months ended 30 June	
		2006	2005
	Note	HK$'000	HK$'000
Turnover	2	839,520	1,022,664
Other revenue		24,792	11,039
Other net income		8,278	9,475
Changes in inventories of finished goods and work in progress		36,120	(11,777)
Raw material and consumables used		(546,632)	(670,272)
Staff costs		(110,590)	(112,756)
Depreciation		(39,131)	(41,365)
Other operating expenses		(109,216)	(118,596)
Profit from operations		103,141	88,412
Finance costs	3(a)	(1,780)	(3,385)
Profit before taxation	3	101,361	85,027
Income tax	4	(10,648)	(10,759)
Profit after taxation		90,713	74,268
Attributable to:			
Minority interests		521	(23,788)
Equity shareholders of the Company		90,192	98,056
		90,713	74,268
Interim dividend		29,107	31,920
Earnings per share	5		
Basic		27.97 cents	30.99 cents
Diluted		27.93 cents	30.75 cents

The notes on pages 10 to 16 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

At 30 June 2006 – unaudited

	Note	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Non-current assets			
Fixed assets			
– Investment properties		10,389	10,612
– Other property, plant and equipment		323,382	339,402
– Interest in leasehold land held for own use		19,390	19,633
		353,161	369,647
Other financial assets	6	137,430	185,325
Deferred tax assets		7,740	8,725
		498,331	563,697
Current assets			
Trading securities	6	198,805	193,265
Inventories		279,490	233,637
Trade and other receivables	7	479,735	411,426
Current taxation recoverable		850	2,483
Cash and cash equivalents	8	379,060	415,845
		1,337,940	1,256,656
Current liabilities			
Bank loans and overdrafts		79,034	98,549
Trade and other payables	9	358,089	337,225
Current taxation payable		13,821	23,376
Dividends payable		90,290	–
Dividends payable to minority shareholder		–	6,784
		541,234	465,934
Net current assets		796,706	790,722
Total assets less current liabilities		1,295,037	1,354,419
Non-current liabilities			
Convertible notes		–	30,109
Deferred tax liabilities		272	1,373
		272	31,482
NET ASSETS		1,294,765	1,322,937

CONSOLIDATED BALANCE SHEET *(continued)*

At 30 June 2006 – unaudited

	Note	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
CAPITAL AND RESERVES			
Share capital	10	**80,617**	80,614
Reserves	10	**1,193,765**	1,208,531
Total equity attributable to equity shareholders of the Company		**1,274,382**	1,289,145
Minority interests		**20,383**	33,792
TOTAL EQUITY		**1,294,765**	1,322,937

The notes on pages 10 to 16 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006 – unaudited

	Six months ended 30 June 2006 HK$'000	Six months ended 30 June 2005 HK$'000
Total equity at 1 January		
Before opening balance adjustment	**1,322,937**	1,606,938
Opening adjustment arising from adoption of HKAS 39	–	1,281
At 1 January, after opening balance adjustment	**1,322,937**	1,608,219
Net income for the period recognised directly in equity:		
Changes in fair value of available-for-sale securities	**(1,494)**	(405)
Exchange differences on translation of financial statements of overseas subsidiaries	**7,450**	(4,935)
Net income and expense for the period recognised directly in equity	**5,956**	(5,340)
Transfer to profit or loss on disposal of available-for-sale securities	**(235)**	–
Net profit for the period	**90,713**	74,268
Total recognised income for the period (note)	**96,434**	68,928
Movements in equity arising from capital transactions		
Shares issued	**3**	55
Share premium arising from issue of shares	**31**	1,041
Capital contribution by minority interests	**4,973**	2,820
Minority interests acquired by the Company	**(19,137)**	–
Premium on acquisition of minority interests	**(20,186)**	–
	(34,316)	3,916
Dividends approved in respect of the previous year	**(90,290)**	(88,607)
Total equity at 30 June	**1,294,765**	1,592,456

Note: **Total recognised income for the period**

	2006 HK$'000	2005 HK$'000
Attributable to:		
Equity shareholders of the Company	**95,679**	93,013
Minority interests	**755**	(24,085)
	96,434	68,928

The notes on pages 10 to 16 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006 - unaudited

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Net cash from operating activities	16,345	131,049
Net cash used in investing activities	(6,480)	(204,792)
Net cash (used in)/from financing activities	(49,592)	59,833
Net decrease in cash and cash equivalents	(39,727)	(13,910)
Effect of foreign exchange rates changes	2,942	(2,191)
Cash and cash equivalents at 1 January	415,845	669,394
Cash and cash equivalents at 30 June	379,060	653,293
Analysis of the balances of cash and cash equivalents		
Cash at bank and in hand	165,367	170,404
Deposits with banks and other financial institutions	213,693	482,889
	379,060	653,293

The notes on pages 10 to 16 form part of this interim financial report.

Notes:–

1. **Basis of preparation**

This unaudited interim report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The same accounting policies and basis of preparation adopted in the Group's 2005 audited annual financial statements have been applied to the 2006 interim report.

2. **Segmental information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group. In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Segment assets		Capital expenditure incurred for	
	at 30 June 2006 HK$'000	at 31 December 2005 HK$'000	the period ended 30 June 2006 HK$'000	the year ended 31 December 2005 HK$'000
Europe	**131,842**	114,469	**505**	1,950
Hong Kong and PRC	**1,442,950**	1,396,500	**27,907**	112,344
North America	**88,086**	100,496	**23**	18
Rest of Asia	**164,803**	197,680	**4**	850

The analysis of the geographical locations of the turnover of the Group during the financial period is as follows:

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Asia (Note)	425,250	629,379
Europe	347,283	325,248
North America	50,042	41,089
Others	16,945	26,948
	839,520	1,022,664

Note: Sales to Asia for the 6 months ended 30 June 2006 included sales to Hong Kong and PRC for the same period amounting to HK$313,586,000 (2005: HK$422,610,000).

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

3. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2006	2005
		HK$'000	HK$'000
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within five years	1,780	2,449
	Interest on convertible notes	–	936
		1,780	3,385
(b)	Other items:		
	Cost of inventories	613,582	736,707
	Amortisation of intangible assets	–	811
	Profit on disposal of property	3,798	–
	Transfer from equity on disposal of available-for-sale securities	(235)	–
	Impairment loss on available-for-sale securities	8,210	–
	Gain on disposal of trading securities	(408)	(7,534)
	(Gain)/loss on revaluation of trading securities	(5,258)	2,099
	Investment income	(8,518)	(2,547)
	Other interest income	(4,796)	(6,646)
	Rental income under operating leases	(183)	(183)
	Gain on early repayment of convertible notes	(3,740)	–
	Other income	(7,555)	(1,663)

4. Income tax

	Six months ended 30 June	
	2006	2005
	HK$'000	HK$'000
Current tax		
Hong Kong taxation	5,977	7,176
Overseas taxation	4,787	4,381
	10,764	11,557
Deferred tax		
Reversal of temporary differences	(116)	(798)
	10,648	10,759

The provision for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the six months ended 30 June 2006. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

As disclosed in the Group's audited financial statements for the year ended 31 December 2005, a subsidiary has received from the Hong Kong Inland Revenue Department ("IRD") additional assessments relating to the years of assessment 1994/95 to 2004/05 for taxation totalling HK$163 million. These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The subsidiary has formally objected to the additional assessments. Up to and including 31 December 2005, the subsidiary has purchased Tax Reserve Certificates totalling HK$54 million and made additional provisions to bring the total amount recognised in relation to the potential liability to HK$89 million.

After lengthy negotiations, meetings and discussions with the IRD, the subsidiary has reached an agreement with the IRD for settlement of the objection for the years of assessment 1994/95 to 2003/04. Based on the outcome, the Directors considered that the provision brought forward from last year was sufficient and therefore no further provision has been made during the period under review.

5. Earnings per share

(a) The calculation of basic earnings per share is based on the unaudited profit attributable to equity shareholders of the Company of HK$90,192,000 (2005: HK$98,056,000) and the weighted average number of 322,462,821 shares (2005: 316,369,113 shares) in issue during the period.

(b) The calculation of diluted earnings per share is based on the unaudited profit attributable to equity shareholders of the Company of HK$90,192,000 (2005: HK$98,056,000) and the weighted average number of 322,875,134 shares (2005: 318,872,140 shares) after adjusting for the effects of all dilutive potential shares.

	Six months ended 30 June	
	2006	2005
	Number of shares	Number of shares
Weighted average number of shares for the purpose of basic earnings per share	**322,462,821**	316,369,113
Deemed issue of shares for no consideration arising from share options	**412,313**	2,503,027
Weighted average number of shares for the purpose of diluted earnings per share	**322,875,134**	318,872,140

6. Other financial assets and trading securities

At 30 June 2006, an amount of HK$88,059,000 (at 31 December 2005: HK$90,049,000) was invested into listed companies in respect of which a director and major shareholder of the Company is also a director and major shareholder of these invested companies. At 30 June 2006, the carrying amount of these listed investments amounted to HK$92,641,000 (at 31 December 2005: HK$75,127,000).

7. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Within 60 days of the invoice issue date	**349,773**	320,436
61 to 90 days after the invoice issue date	**38,564**	33,888
91 to 120 days after the invoice issue date	**21,595**	7,350
More than 120 days but within 12 months after the invoice issue date	**17,888**	20,143
More than 12 months after the invoice issue date	**–**	2,506
	427,820	384,323

Debts are due within 90 days from the date of the invoice.

8. Cash and cash equivalents

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Deposits with banks and other financial institutions	213,693	263,279
Cash at bank and in hand	165,367	152,566
Cash and cash equivalents in the balance sheet and the cash flow statement	379,060	415,845

9. Trade and other payables

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Within 60 days of supplier invoice date	192,663	200,217
61 to 120 days after supplier invoice date	36,127	32,178
More than 120 days but within 12 months after supplier invoice date	3,936	9,059
	232,726	241,454

10. Capital and reserves

(a) Capital and reserves

	Total attributable to equity shareholders of the Company									
	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	*Fair value* revaluation reserve HK$'000	Capital reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006	80,614	690,820	(5,358)	(11,568)	13,334	1,982	519,321	1,289,145	33,792	1,322,937
Final dividend approved in respect of previous year	-	-	-	-	-	-	(90,290)	(90,290)	-	(90,290)
Shares issued under share option scheme	3	31	-	-	-	-	-	34	-	34
Exchange differences	-	-	7,216	-	-	-	-	7,216	234	7,450
Revaluation deficit	-	-	-	(1,494)	-	-	-	(1,494)	-	(1,494)
Revaluation surplus transferred to the *income statement* on disposal of securities	-	-	-	(235)	-	-	-	(235)	-	(235)
Capital contribution by minority interest shareholder	-	-	-	-	-	-	-	-	4,973	4,973
Acquisition of minority interests	-	-	-	-	-	(20,186)	-	(20,186)	(19,137)	(39,323)
Profit for the period	-	-	-	-	-	-	90,192	90,192	521	90,713
At 30 June 2006	80,617	690,851	1,858	(13,297)	13,334	(18,204)	519,223	1,274,382	20,383	1,294,765

(b) Dividends

After the balance sheet date, the following dividends were proposed by the Board. The dividends have not been recognised as a liability at the balance sheet date.

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Dividends not provided for	**29,107**	90,290

11. Capital commitments

Capital commitments representing purchase of plant and equipment not provided for in the Group's financial statements were as follows:

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Contracted for	**2,573**	1,989

12. Contingent liabilities

At 30 June 2006, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$79,034,000 (at 31 December 2005: HK$99,992,000).

13. Material related party transactions

Material related party transactions during the period were as follows:

(a) Pursuant to a supplemental note entered into by the issuer, being an indirect wholly-owned subsidiary of the Company and the holders of the convertible notes ("Noteholders") on 25 January 2006, the convertible notes were redeemed at 85% of their face value (HK$26,520,000) on 27 January 2006. One of the Noteholders is the brother-in-law of an Executive Director of the Company. The other Noteholder is a director of an indirect wholly-owned subsidiary of the Company. The Noteholders are therefore connected persons of the Company under the Listing Rules.

(b) On 8 November 2005, Varitronix Marketing (China) Limited ("Varitronix Marketing"), an indirect wholly-owned subsidiary of the Company, entered into an agreement with Tsinghua Holdings Corporation Limited ("Tsinghua Holdings"). Pursuant to the agreement, Varitronix Marketing conditionally agreed to acquire and Tsinghua Holdings conditionally agreed to sell its 49% equity interest in Varitronix Pengyuan Limited ("Varitronix Pengyuan"), a sino-foreign equity joint venture enterprise which was owned as to 51% by Varitronix Marketing and as to 49% by Tsinghua Holdings, at a total consideration of RMB40 million (equivalent approximately to HK$38.5 million). Tsinghua Holdings is a connected person of the Company under the Listing Rules. The transaction was completed during the period. The premium on the acquisition of minority interests of Varitronix Pengyuan amounted to HK$20,186,000 which has been recognized directly in shareholders' equity. The details of the transaction were set out in a circular of the Company dated 1 December 2005.

(c) Remuneration for key management personnel during the period amounted to HK$7,447,000 (2005: HK$8,503,000).

INTERIM DIVIDEND

The directors of the Company ("the Directors") declared an interim dividend of 9 cents per share (2005: 10 cents) for the six months ended 30 June 2006 to shareholders whose names appear on the register of members of the Company on Friday, 13 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Monday, 9 October 2006 to Friday, 13 October 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 6 October 2006.

STAFF

At the end of June 2006, the Group employed approximately 4,450 persons around the world, of whom approximately 254 were in Hong Kong, 3,879 in PRC and 317 overseas.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong financial position. At 30 June 2006, the Group had a total shareholders' equity amounting to approximately HK$1.3 billion and a liquid portfolio of HK$715 million (31/12/2005: HK$794 million) of which HK$379 million (31/12/2005: HK$416 million) was in cash and cash equivalents and HK$336 million (31/12/2005: HK$378 million) in securities. The Group has low bank borrowings and has little exposure to foreign exchange fluctuations as most of its assets, receipts and payments are in HK dollars or US dollars.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2006, the interests of the Directors and their associates in the share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO Ordinance")) as recorded in the register maintained by the Company under Section 352 of the SFO Ordinance were as follows:

(a) Interests in shares of the Company

	Shares of HK$0.25 each			Approximate
Name of Director	Personal interests (Note 1)	Corporate interests	Total	% of shareholding
Dr. Chang Chu Cheng	22,598	6,203,716 (Note 2)	6,226,314	1.93
Mr. Johnson Ko Chun Shun	–	43,012,000 (Note 3)	43,012,000	13.34

Notes:

1. The shares are held by the director personally as beneficial owner.

2. A family trust of Dr. Chang Chu Cheng and his wife, Madam Iling Sieh was the beneficial owner of the issued share capital of Colville Group Limited which held 6,203,716 shares of the Company.

3. Rockstead Technology Limited and Omnicorp Limited, both wholly-owned by Mr. Johnson Ko Chun Shun, held 32,312,000 shares and 10,700,000 shares of the Company respectively.

4. As at 30 June 2006, the issued share capital of the Company comprised 322,466,263 shares.

(b) Interests in shares of subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited ("Polysources")
Dr. Chang Chu Cheng	960	78

Notes:

1. Dr. Chang Chu Cheng held the above non-voting deferred shares as beneficial owner.

2. Dr. Chang Chu Cheng was also interested in 4 non-voting deferred shares in Polysources which were held by a non-voting deferred shareholder of Polysources in trust for all non-voting deferred shareholders of Polysources.

(c) Interests in share options of the Company

	Date granted	Number of options at 1.1.2006	Options granted/ (exercised) during the period	Number of options at 30.6.2006	Exercisable period	Price per share to be paid on exercise of option HK$	Market value per share at date of grant of options HK$
Director							
Dr. Chang Chu Cheng	30.10.2002	1,000,000	–	1,000,000	31.10.2002–30.10.2012	4.605	4.35
	21.12.2004	300,000	–	300,000	21.12.2004–20.12.2014	7.45	7.45
	19.12.2005	3,000,000	–	3,000,000	19.12.2005–18.12.2015	5.73	5.65
Mr. Johnson Ko Chun Shun	19.12.2005	3,000,000	–	3,000,000	19.12.2005–18.12.2015	5.73	5.65
Mr. Tony Tsoi Tong Hoo	22.7.2005	3,000,000	–	3,000,000	22.7.2005–21.7.2015	6.60	6.55
Mr. Cecil Ho Te Hwai	19.12.2005	3,000,000	–	3,000,000	19.12.2005–18.12.2015	5.73	5.65
		13,300,000	–	13,300,000			

All the interests disclosed above represent long positions in the shares of the Company or its associated corporations (within the meaning of the SFO Ordinance).

Save as mentioned above, none of the Directors, Chief Executives and their associates of the Company as at 30 June 2006 had any interests or short position in the shares or underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO Ordinance) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO Ordinance.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 30 June 2006, other than the interests disclosed above in respect of Mr. Johnson Ko Chun Shun and Rockstead Technology Limited, the following had an interest of 5% or more in the issued share capital of the Company:

Name of Shareholder	Capacity	Number of shares held	Approximate % of shareholding
Mr. Cheah Cheng Hye	Interest of a controlled corporation (note)	29,100,974	9.02
Value Partners Limited	Beneficial owner (note)	29,100,974	9.02

Note: Mr. Cheah Cheng Hye was deemed (by virtue of the SFO) to be interested in 29,100,974 shares in the Company. These shares were held by Value Partners limited, which was 32.77% owned by Mr. Cheah Cheng Hye.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 30 June 2006.

SHARE OPTION SCHEMES

Date granted	Number of options at 1.1.2006	Options cancelled during the period	Options exercised during the period	Number of options at 30.6.2006	Exercisable period	Price per share to be paid on exercise of option HK$	Market value per share at date of grant of options HK$
Directors							
30.10.2002	1,000,000	–	–	1,000,000	31.10.2002–30.10.2012	4.605	4.35
21.12.2004	300,000	–	–	300,000	21.12.2004–20.12.2014	7.45	7.45
22.7.2005	3,000,000	–	–	3,000,000	22.7.2005–21.7.2015	6.60	6.55
19.12.2005	9,000,000	–	–	9,000,000	19.12.2005–18.12.2015	5.73	5.65
Employees							
9.6.1999	357,750	(141,000)	–	216,750	9.7.1999–8.7.2009	10.90	15.00
1.6.2000	569,000	(110,000)	–	459,000	1.7.2000–30.6.2010	11.30	13.40
30.8.2001	140,000	(4,000)	(11,000)	125,000	30.8.2001–29.8.2011	3.06	3.68
13.9.2002	153,500	(9,000)	–	144,500	13.9.2002–12.9.2012	3.905	3.85
30.10.2002	1,000,000	(1,000,000)	–	–	31.10.2002–30.10.2012	4.605	4.35
6.10.2003	301,500	(26,500)	–	275,000	6.10.2003–5.10.2013	7.35	7.35
20.12.2004	2,428,500	(82,000)	–	2,346,500	20.12.2004–19.12.2014	7.50	7.50
21.12.2004	3,000,000	(3,000,000)	–	–	21.12.2004–20.12.2014	7.45	7.45
	21,250,250	(4,372,500)	(11,000)	16,866,750			

Notes:

1. No share option was granted and lapsed during the period.

2. The total number of shares available for issue under the Share Option Schemes at 30 June 2006 represents 5.23% of the issued share capital of the Company at that date.

3. The consideration paid by each employee for the options granted was HK$1.

4. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$5.60.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

CORPORATE GOVERNANCE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2006, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors by Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Following specific enquiry by the Company, all Directors confirmed that they have complied with the required standards as set out in the Model Code throughout the period under review.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed financial reporting matters including the review of the unaudited interim results for the six months ended 30 June 2006 of the Company now reported on.

REMUNERATION COMMITTEE

The Remuneration Committee is headed by Dr. William Lo Wing Yan, an Independent Non-executive Director. The other members of the Remuneration Committee are Mr. Hou Ziqiang, an Independent Non-executive Director, and Mr. Johnson Ko Chun Shun, an Executive Director.

STAFF RETIREMENT SCHEMES

Information regarding the staff retirement schemes of the Group, which had not been provided in the Company's annual report for the year ended 31 December 2005, is as follows:

The Group operates an MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income (the "Relevant Income") of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

In addition, the Group also operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. This scheme is a Top-Up ORSO scheme and both the employer and the employee are required to contribute 5% of the excess of the employee's Relevant Income to the scheme.

The total retirement scheme cost charged to the Consolidated Income Statement for the year ended 31 December 2005 was HK$6,452,000 (2004: HK$6,993,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year ended 31 December 2005 was HK$665,000 (2004: HK$201,000) and at 31 December 2005, the balance available to reduce the level of contributions in future amounted to HK$643,000 (2004: HK$106,000).

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Consolidated Income Statement for the year was HK$1,437,000 (2004: HK$1,734,000).

DIRECTORS

As at the date of this report, the Board comprises seven directors, of which Dr. Chang Chu Cheng, Mr. Johnson Ko Chun Shun, Mr. Tony Tsoi Tong Hoo, and Mr. Cecil Ho Te Hwai are executive Directors and Dr. William Lo Wing Yan, Mr. Yuen Kin and Mr. Hou Ziqiang are independent non-executive Directors.

VARITRONIX

為你展現價值

VISION



VARIETY

VITALITY

VIVIDNESS

股份代號 710

精電國際有限公司
2006年中期報告

主席報告

中期業績

- 截至2006年6月30日止6個月之營業額約為八億四千萬港元，較去年同期的十億二千三百萬港元，下跌約18%。
- 回顧期內，股東應佔溢利約為九千萬港元，較去年同期之九千八百萬港元，下跌約8%。
- 中期股息每股派九港仙(2005年中期：十港仙)。

業務回顧

歐洲

集團之歐洲市場業務表現維持理想，主要因為一些汽車及工業客戶之項目於上半年內已進行量產。此地區內，客戶之產品設計週期一向較慢，但對產品質素之要求則相對嚴格。集團能以環環緊扣之設計及營運工序，把項目之運作週期加快，令銷售進程更為暢順。此外，集團之產品系列廣泛，亦有助於歐洲市場維持鞏固的客戶基礎。

北美洲

此地區之銷售額錄得升幅，主要是因為市場對工業產品及消費性電子產品之液晶體顯示屏(LCD)需求強勁。下半年度，料將有數個項目進入量產階段。

白色家電用之顯示屏亦是此地區之潛力市場，集團已與該區之家電生產商進行銷售磋商，除家電外，集團續將致力開拓顯示屏的應用層面。為加快市場拓展步伐，集團於期內新增分銷商及營業代表，加大力度滲透美洲東岸、中西部市場。

亞洲(包括中國及香港)

集團於中國內地之業務一向以製造流動電話顯示屏為主，客戶主要來自「主流品牌手機」設計／生產商。過去兩年，中國內地之「主流品牌手機」市場逐漸被「非主流品牌手機」所蠶食，集團的生意額因而受到影響。

去年第四季始，集團重新部署，定意打入「非主流品牌手機」市場，實行雙管齊下，「主流」與「非主流」同時兼顧。拓展此市場範疇之初，集團需投入額外資源包括以具競爭力的售價及超水準之服務吸引新客戶，致使回顧期內來自中國內地市場的銷售額及盈利下調。現時，集團已與數個「非主流品牌手機」客戶建立合作關係，預期2006年下半年之業務會有改善，我們對於中國內地之手機市場仍抱有信心，並將致力開拓廣泛之客戶基礎。

集團於期內致力於中國市場提高知名度，擴大產品應用範圍及銷售網，除於已發展城市如深圳、上海設立辦事處外，亦積極拓展工業及汽車用之顯示屏市場。

與此同時，集團亦著意拓展香港的業務。本地客戶當中以產銷消費性電子產品為主，這個市場的特色為產量大，我們有信心可陸續獲得更多項目之訂單。

期內，集團於亞洲其他地區，尤其韓國之業務未如理想，由於該等地區的手提娛樂產品市場已大幅度被美國牌子壟斷，因此上半年度針對該類產品的顯示屏銷售額對比去年同期顯著遜色。

儘管如此，集團已成功開拓亞洲其他地區具潛力的新市場及客戶，把產品應用範圍擴充至汽車及工業用顯示屏產品等，預計此等項目之進展會於下半年度內更為明顯。

展望

液晶體顯示屏之用量及市值不斷提高，應用層面正不斷拓闊。集團因應市場趨勢、本身的專長及優勢，擬定數個大方向，作為業務的發展藍圖：

中國手機市場擴展客戶基礎

配合市場之發展趨勢，集團於中國內地市場之服務對象正逐步由「主流品牌手機」客戶擴展至包括「非主流品牌手機」客戶，集團現時在發展「非主流品牌手機」市場方面，進度亦頗理想，預計下半年會有更突出之成績。

顯示屏色彩化

顯示屏色彩化已為大勢所趨，彩色超扭轉向列型液晶(CSTN)及薄膜電晶體液晶(TFT)之應用將更趨普及。現時，全球之客戶趨向採用彩色顯示屏，以之裝配在不同產品上，集團亦會致力提升CSTN及TFT產品之設計及產能，令集團於彩色顯示屏市場上更具競爭力。

家電顯示屏演進

越來越多之歐美家電製造商為家電配備顯示屏，這個趨勢對集團極為有利，以集團在歐、美市場的業務網絡及經驗，集團絕對具備獨特之發展優勢。現時營銷團隊正與家電製造商密切聯絡，務求在此潛質市場把握更多商機。

汽車市場蓬勃發展

集團在歐洲汽車市場已穩佔一席位，現正著力把此成功經驗轉介至美國、日本、韓國及中國市場。

越來越多外資汽車製造商於中國建立廠房及據點，染指這個龐大之消費市場之餘，亦可利用其中之廉價生產力。為配合此趨勢，集團特於上海市設立辦事處，以向外資及本地之汽車製造商提供更快速、更貼身之服務。

除卻汽車標示板需要安裝液晶體顯示屏外，於車廂內安裝影音產品亦漸成氣候。近期集團接獲於車內安裝中、小型尺寸彩色顯示屏以作娛樂用途的查詢眾多，反映汽車的視聽娛樂產品需求甚殷，亦造就集團在此潛力市場之營銷機會。

雙穩態顯示屏發展

集團的雙穩態顯示屏（BCD／ZBD）之技術發展已屆商業化及規模化之關鍵性階段，今年第二季開始，相繼接獲客戶有關雙穩態顯示技術的查詢，研究應用在不同產品上的可行性，預期此新技術應可於下半年度進行量產。

致意

感謝股東過去的不懈支持，一眾同事憑著一番拚勁，同創優勢，相信可把業務拓展至不同市場範疇及不同產品上。

張樹成	高振順
主席	*主席*

香港，2006年9月1日

綜合收益表

截至二零零六年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零六年 千港元	 二零零五年 千港元
營業額	2	**839,520**	1,022,664
其他收入		**24,792**	11,039
其他收益淨額		**8,278**	9,475
製成品及半製成品存貨之變動		**36,120**	(11,777)
原材料及耗用品		**(546,632)**	(670,272)
員工成本		**(110,590)**	(112,756)
折舊		**(39,131)**	(41,365)
其他營運費用		**(109,216)**	(118,596)
經營溢利		**103,141**	88,412
融資成本	3(a)	**(1,780)**	(3,385)
除税前溢利	3	**101,361**	85,027
所得税	4	**(10,648)**	(10,759)
除税後溢利		**90,713**	74,268
應佔溢利：			
少數股東權益		**521**	(23,788)
本公司股東		**90,192**	98,056
		90,713	74,268
中期股息		**29,107**	31,920
每股盈利	5		
基本		**27.97仙**	30.99仙
攤薄		**27.93仙**	30.75仙

第10至16頁各項附註為本中期財務報告之一部份。

綜合資產負債表
於二零零六年六月三十日－未經審核

	附註	於二零零六年六月三十日 千港元	於二零零五年十二月三十一日 千港元
非流動資產			
固定資產			
－投資物業		10,389	10,612
－其他物業，廠房及設備		323,382	339,402
－持有土地租賃作自用之權益		19,390	19,633
		353,161	369,647
其他財務資產	6	137,430	185,325
遞延税項資產		7,740	8,725
		498,331	563,697
流動資產			
交易證券	6	198,805	193,265
存貨		279,490	233,637
客戶及其他應收款項	7	479,735	411,426
可收回税項		850	2,483
現金及現金等價物	8	379,060	415,845
		1,337,940	1,256,656
流動負債			
銀行貸款及透支		79,034	98,549
應付賬款及其他應付款項	9	358,089	337,225
應付税項		13,821	23,376
應付股息		90,290	－
應付少數股東股息		－	6,784
		541,234	465,934
流動資產淨額		796,706	790,722
資產總額減流動負債		1,295,037	1,354,419
非流動負債			
可換股票據		－	30,109
遞延税項負債		272	1,373
		272	31,482
資產淨值		1,294,765	1,322,937

綜合資產負債表（*續*）

於二零零六年六月三十日－未經審核

	附註	於二零零六年六月三十日 千港元	於二零零五年十二月三十一日 千港元
股本及儲備			
股本	10	**80,617**	80,614
儲備	10	**1,193,765**	1,208,531
本公司股東應佔權益總額		**1,274,382**	1,289,145
少數股東權益		**20,383**	33,792
權益總額		**1,294,765**	1,322,937

第10至16頁各項附註為本中期財務報告之一部份。

簡明綜合權益變動表

截至二零零六年六月三十日止六個月－未經審核

	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
於一月一日之權益總額		
期初調整前	1,322,937	1,606,938
採納香港會計準則第39號所產生的期初調整	–	1,281
於一月一日，期初調整後	1,322,937	1,608,219
年內淨收益直接確認於權益內		
可供出售證券公平價值的改變	(1,494)	(405)
海外附屬公司財務報告換算產生的匯兑差額	7,450	(4,935)
年內淨收益及費用直接確認於權益內	5,956	(5,340)
出售可供出售證券之溢利轉入收益表	(235)	–
本年淨溢利	90,713	74,268
年內確認收益總額（附註）	96,434	68,928
股本交易引起的權益變動		
發行股票	3	55
發行股份產生之溢價	31	1,041
少數股東之股本供款	4,973	2,820
收購少數股東權益	(19,137)	–
收購少數股東權益之溢價	(20,186)	–
	(34,316)	3,916
期內獲准有關去年之股息	(90,290)	(88,607)
於六月三十日之權益總額	1,294,765	1,592,456
附註：**年內確認收益總額**		
應佔溢利：		
本公司股東	95,679	93,013
少數股東權益	755	(24,085)
	96,434	68,928

第10至16頁各項附註為本中期財務報告之一部份。

簡明綜合現金流量表

截至二零零六年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
來自經營業務之淨現金	**16,345**	131,049
用於投資活動之淨現金	**(6,480)**	(204,792)
(用於)／來自融資活動之淨現金	**(49,592)**	59,833
現金及現金等價物項目之淨減少	**(39,727)**	(13,910)
匯率變動之影響	**2,942**	(2,191)
於一月一日之現金及現金等價物項目	**415,845**	669,394
於六月三十日之現金及現金等價物項目	**379,060**	653,293
現金及現金等價物項目之結餘分析		
銀行存款及現金	**165,367**	170,404
銀行及其他財務機構之定期存款	**213,693**	482,889
	379,060	653,293

第10至16頁各項附註為本中期財務報告之一部份。

附註：－

1. 編製基準

此未經審核中期財務報告乃根據香港聯合交易所有限公司之上市規則（「上市規則」）之規定（包括遵守香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報表」）而製定。

編製本二零零六年中期財務報告所採用之會計政策與編製截至二零零五年十二月三十一日止年度已審核全年賬目所採納之會計政策相同。

2. 分類資料

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要匯報方式。

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。地域分部收入乃按顧客所在區域而列出。分部資產及資本性支出，乃按資產所在區域而列出。

	分部資產		資本性支出	
	於二零零六年六月三十日	於二零零五年十二月三十一日	截至於二零零六年六月三十日期末	截至於二零零五年十二月三十一日年末
	千港元	千港元	千港元	千港元
歐洲	**131,842**	114,469	**505**	1,950
香港及中國	**1,442,950**	1,396,500	**27,907**	112,344
北美洲	**88,086**	100,496	**23**	18
亞洲其他地區	**164,803**	197,680	**4**	850

本集團於本財政期間按地區劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
亞洲（附註）	**425,250**	629,379
歐洲	**347,283**	325,248
北美洲	**50,042**	41,089
其他	**16,945**	26,948
	839,520	1,022,664

附註： 截至二零零六年六月三十日止六個月，銷售往亞洲包括同期銷售往香港及中國之313,586,000港元（二零零五年：422,610,000港元）。

由於每一地區之經營溢利與其營業額之正比關係強烈，故並無列出按地區劃分之經營溢利。

3. 除税前溢利

除税前溢利已扣除／（計入）：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
(a) 融資成本：		
五年內應償還的銀行墊資及其他借款之利息	1,780	2,449
可換股票據利息	–	936
	1,780	3,385
(b) 其他項目：		
存貨成本	**613,582**	736,707
無形資產攤銷	–	811
出售物業之溢利	**3,798**	–
由出售可供出售證券轉入權益	**(235)**	–
可供出售證券之資產減值	**8,210**	–
出售交易證券收益	**(408)**	(7,534)
交易證券重估（收益）／虧損	**(5,258)**	2,099
投資收入	**(8,518)**	(2,547)
其他利息收入	**(4,796)**	(6,646)
租賃收入	**(183)**	(183)
提早贖回可換股票之溢利	**(3,740)**	–
其他收入	**(7,555)**	(1,663)

4. 所得稅

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
本期稅項		
香港稅項	**5,977**	7,176
海外稅項	**4,787**	4,381
	10,764	11,557
遞延稅項		
暫時差異之回撥	**(116)**	(798)
	10,648	10,759

香港利得稅準備是按截至二零零六年六月三十日止六個月的估計應評稅溢利以17.5%的稅率(二零零五年:17.5%)計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

如本集團截至二零零五年十二月三十一日止之經審計財務報表所述,本集團之一間附屬公司收到香港稅務局(「稅務局」)有關課稅年度由一九九四/九五年度至二零零四/零五年度稅項之補加評稅共163,000,000港元。此等補加評稅與稅務局就某些加工費用在評稅上是否為可抵扣費用之爭論有關。該附屬公司已正式對此等補加評稅提出反對。截至二零零五年十二月三十一日止該附屬公司已購買總值54,000,000港元之儲稅券,並已為已確認潛在負債總額達89,000,000港元作撥備。

在與稅務局作漫長的商議、開會及討論後,該附屬公司已經和稅務局就課稅年度由一九九四/九五年度至二零零三/四年度之反對達成解決協議。根據此結果,董事認為去年年底之撥備已經足夠,並沒有在回顧期內作額外撥備。

5. 每股盈利

(a) 每股基本盈利按期內未經審核本公司股東應佔溢利90,192,000港元(二零零五年:98,056,000港元)及期內已發行股份之加權平均數322,462,821股(二零零五年:316,369,113股)計算。

(b) 每股攤薄盈利乃按期內未經審核本公司股東應佔溢利90,192,000港元(二零零五年:98,056,000港元)及期內就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數322,875,134股(二零零五年:318,872,140股)計算。

	截至六月三十日止六個月	
	二零零六年	二零零五年
	股數	股數
計算每股基本盈利所用之加權平均股數	**322,462,821**	316,369,113
假設因認股權以不收取代價方式而發行之股份	**412,313**	2,503,027
計算每股攤薄盈利所用之加權平均股數	**322,875,134**	318,872,140

6. 其他財務資產及交易證券

於二零零六年六月三十日,本集團共投資了88,059,000港元(二零零五年十二月三十一日:90,049,000港元)於一些上市公司。該等上市公司的一名董事及主要股東亦為本公司的董事及主要股東。於二零零六年六月三十日,此等上市投資的帳面值達92,641,000港元(二零零五年十二月三十一日:75,127,000港元)。

7. 客戶及其他應收款項

客戶及其他應收款項中的客戶應收款項及應收票據(已扣除壞賬及呆壞賬之撥備)之數期分析如下:

	於二零零六年六月三十日千港元	於二零零五年十二月三十一日千港元
發票日起計60日內	**349,773**	320,436
發票日後61至90日	**38,564**	33,888
發票日後91至120日	**21,595**	7,350
發票日後120日以上、12個月以內	**17,888**	20,143
發票日後12個月以上	**–**	2,506
	427,820	384,323

應收款項在發票日後90天到期。

8.　現金及現金等價物

	於二零零六年 六月三十日 千港元	於二零零五年 十二月三十一日 千港元
銀行及其他財務機構之定期存款	**213,693**	263,279
銀行存款及現金	**165,367**	152,566
資產負債表及現金流量報表中現金及現金等價物	**379,060**	415,845

9.　**應付賬款及其他應付款項**

應付賬款及其他應付款項中的應付賬款及應付票據之數期分析如下：

	於二零零六年 六月三十日 千港元	於二零零五年 十二月三十一日 千港元
供應商之發票日起計60日內	**192,663**	200,217
供應商之發票日後計61日至120日	**36,127**	32,178
供應商之發票日後計120日以上、12個月以內	**3,936**	9,059
	232,726	241,454

10. 股本及儲備

(a) 股本及儲備

	本公司股東應佔權益總額									
	股本 千港元	股份溢價 千港元	外匯儲備 千港元	公平價值重估儲備 千港元	資本儲備 千港元	其他儲備 千港元	保留溢利 千港元	總計 千港元	少數股東權益 千港元	權益總額 千港元
於二零零六年一月一日	80,614	690,820	(5,358)	(11,568)	13,334	1,982	519,321	1,289,145	33,792	1,322,937
去年獲准之期末股息	–	–	–	–	–	–	(90,290)	(90,290)	–	(90,290)
根據股權計劃發行的股本	3	31	–	–	–	–	–	34	–	34
匯兑差額	–	–	7,216	–	–	–	–	7,216	234	7,450
投資重估虧損	–	–	–	(1,494)	–	–	–	(1,494)	–	(1,494)
經計入收益表中證券出售之重估收益	–	–	–	(235)	–	–	–	(235)	–	(235)
少數股東權益投入資金	–	–	–	–	–	–	–	–	4,973	4,973
收購少數股東權益	–	–	–	–	–	(20,186)	–	(20,186)	(19,137)	(39,323)
全期溢利	–	–	–	–	–	–	90,192	90,192	521	90,713
於二零零六年六月三十日	80,617	690,851	1,858	(13,297)	13,334	(18,204)	519,223	1,274,382	20,383	1,294,765

(b) 股息

於結算日後，董事會建議派發下列股息。該股息並未於資產負債表日計入負債內。

	於二零零六年六月三十日 千港元	於二零零五年十二月三十一日 千港元
未計入負債內之股息	**29,107**	90,290

11. 資本承擔股本及儲備

資本承擔包括購入廠房及機器，並未包括在財務報表內如下：

	於二零零六年六月三十日 千港元	於二零零五年十二月三十一日 千港元
已訂約	**2,573**	1,989

12. 或然負債

於二零零六年六月三十日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達79,034,000港元(於二零零五年十二月三十一日：99,992,000港元)。

13. 有關連人士的重大交易

期內之有關連人士的重大交易如下：

(a) 根據於二零零六年一月二十五日由可換股票據發行人(本公司之間接全資附屬公司)與可換股票據持有人(「票據持有人」)簽訂的一份補充票據，本集團於二零零六年一月二十七日以可換股票據賬面值之85%(即26,520,000港元)償還可換股票據。其中一位票據持有人為本公司一位執行董事之妻舅，而另一位票據持有人則為本公司一間接全資附屬公司之董事，所以票據持有人為本公司之關連人士。

(b) 於二零零五年十一月八日，本公司的間接全資附屬公司精電拓展(中國)有限公司(「精電拓展」)與清華控股有限公司(「清華控股」)訂立協議。根據協議，精電拓展及清華控股均有條件同意，按現金總代價人民幣40,000,000元(約等於38,500,000港元)買賣清華控股所持有的北京精電蓬遠顯示技術有限公司(「精電蓬遠」)49%股權。精電蓬遠為中外合資合營企業，精電拓展及清華控股分別擁有51%及49%權益。根據上市規則，清華控股為本公司的關連人士。該交易於期內完成。收購精電蓬遠少數股東權益之溢價為20,186,000港元。該溢價已直接於股東應佔權益中確認。該交易詳情刊載於本公司二零零五年十二月一日之通函內。

(c) 期內主要管理層人士酬金為7,447,000港元(二零零五年：8,503,000港元)。

中期股息

本公司董事(「董事」)宣佈股息派發截至二零零六年六月三十日止六個月之中期股息每股9仙(二零零五年:10仙)予於二零零六年十月十三日(星期五)名列本公司股東名冊內之股東。

暫停辦理股份過戶登記手續

本公司將由二零零六年十月九日(星期一)至二零零六年十月十三日(星期五),首尾兩天包括在內,暫停辦理股份過戶登記手續。為符合獲派中期股息之資格,所有過戶文件連同有關股票須於二零零六年十月六日(星期五)下午四時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心17樓1712-16舖。

員工

於二零零六年六月底,本集團於全球共僱用約4,450名員工,其中約254名、3,879名及317名分別駐於香港、中國及海外。

流動資金及財務資源

本集團之財政狀況維持穩健。於二零零六年六月三十日,本集團之股東應佔權益總額約達13億港元,流動投資組合價值715,000,000港元(二零零五年十二月三十一日:794,000,000港元),其中379,000,000港元(二零零五年十二月三十一日:416,000,000港元)為現金及現金等價物,而336,000,000港元(二零零五年十二月三十一日:378,000,000港元)則為證券。本集團之銀行借貸處於低水平,且由於本集團大部份資產、收入及付款均以港元或美元計算,故本集團所受外匯波動的風險有限。

董事股份權益

於二零零六年六月三十日，按照《證券及期貨條例》第352條規定而保管的登記冊中記錄，本公司各董事及其聯繫人士在本公司及其相聯法團（定義見《證券及期貨條例》）之已發行股本中擁有下列權益：

(a) 在本公司之權益

	本公司每股0.25港元之股份			佔股權之
董事姓名	個人權益（附註1）	公司權益	總計	概約百分比
張樹成博士	22,598	6,203,716（附註2）	6,226,314	1.93
高振順先生	—	43,012,000（附註3）	43,012,000	13.34

附註：

1. 董事以個人名義持有股本並為股本之實益擁有人。

2. 張樹成博士及妻子謝依玲女士之家庭信托為Colville Group Limited已發行股本之實益擁有人，而該公司持有6,203,716股本公司股份。

3. 高振順先生全資擁有之公司Rockstead Technology Limited及Omnicorp Limited，各持有32,312,000股及10,700,000股本公司股份。

4. 於二零零六年六月三十日，本公司之已發行股本包括322,466,263股股份。

(b) 在附屬公司之權益

	精電有限公司 每股1,000港元之 無投票權遞延股份	多源地產有限公司 (「多源地產」) 每股100港元之 無投票權遞延股份
張樹成博士	960	78

附註：

1. 張樹成博士持有上述無投票權遞延股份，並為實益擁有人。

2. 張樹成博士並擁有多源地產4股無投票權遞延股份之權益，該權益為多源地產其中之一無投票權遞延股份股東托管之多源地產所有無投票權遞延股份。

(c) 在本公司購股權計劃之權益

	授出日期	於二零零六年一月一日購股權數量	期內授出／(行使)之購股權數量	於二零零六年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 港元	購股權授出日之市場價格 港元
董事							
張樹成博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	300,000	–	300,000	21.12.2004-20.12.2014	7.45	7.45
	19.12.2005	3,000,000	–	3,000,000	19.12.2005-18.12.2015	5.73	5.65
高振順先生	19.12.2005	3,000,000	–	3,000,000	19.12.2005-18.12.2015	5.73	5.65
蔡東豪先生	22.7.2005	3,000,000	–	3,000,000	22.7.2005-21.7.2015	6.60	6.55
賀德懷先生	19.12.2005	3,000,000	–	3,000,000	19.12.2005-18.12.2015	5.73	5.65
		13,300,000	–	13,300,000			

以上披露之本公司及其相聯法團(定義見《證券及期貨條例》)之股本權益均為好倉。

除上文所披露者外,於二零零六年六月三十日,根據《證券及期貨條例》第352條規定而保管的登記冊中記錄,本公司各董事,最高行政人員及其聯繫人士概無於本公司及其任何相聯法團(定義見《證券及期貨條例》)持有股份、相關股份及債券之權益或淡倉。

在本公司股本中之主要權益

於二零零六年六月三十日,根據《證券及期貨條例》第336條規定而保管之股份權益及淡倉登記冊所載(除上述已披露有關高振順先生及Rockstead Technology Limited之權益外),下列股東於本公司之已發行股本中持有5%或以上之權益:

股東名稱	身分	股份數量	佔股權概約百分比
謝清海先生	受控公司權益(附註)	29,100,974	9.02
Value Partners Limited	實益擁有人(附註)	29,100,974	9.02

附註: 謝清海先生(基於證券及期貨條例)被視作擁有本公司29,100,974股股份之權益。該等股份由Value Partners Limited持有,而該公司由謝清海先生擁有32.77%權益。

除上文所披露者外,於二零零六年六月三十日,根據《證券及期貨條例》第336條規定而保管的登記冊中,概無任何人持有本公司5%或以上之已發行股本。

購股權計劃

授出日期	於二零零六年一月一日購股權數量	年內取消之購股權數量	年內行使之購股權數量	於二零零六年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 港元	購股權授出日之市場價格 港元
董事							
30.10.2002	1,000,000	–	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
21.12.2004	300,000	–	–	300,000	21.12.2004-20.12.2014	7.45	7.45
22.7.2005	3,000,000	–	–	3,000,000	22.7.2005-21.7.2015	6.60	6.55
19.12.2005	9,000,000	–	–	9,000,000	19.12.2005-18.12.2015	5.73	5.65
僱員							
9.6.1999	357,750	(141,000)	–	216,750	9.7.1999-8.7.2009	10.90	15.00
1.6.2000	569,000	(110,000)	–	459,000	1.7.2000-30.6.2010	11.30	13.40
30.8.2001	140,000	(4,000)	(11,000)	125,000	30.8.2001-29.8.2011	3.06	3.68
13.9.2002	153,500	(9,000)	–	144,500	13.9.2002-12.9.2012	3.905	3.85
30.10.2002	1,000,000	(1,000,000)	–	–	31.10.2002-30.10.2012	4.605	4.35
6.10.2003	301,500	(26,500)	–	275,000	6.10.2003-5.10.2013	7.35	7.35
20.12.2004	2,428,500	(82,000)	–	2,346,500	20.12.2004-19.12.2014	7.50	7.50
21.12.2004	3,000,000	(3,000,000)	–	–	21.12.2004-20.12.2014	7.45	7.45
	21,250,250	(4,372,500)	(11,000)	16,866,750			

附註：

1. 期內並無購股權授出及報廢。

2. 二零零六年六月三十日的購股權計劃的可發行股份總數為本公司當日發行股本之5.23%。

3. 每位僱員以代價1港元取得獲贈之購股權。

4. 於行使購股權前一天之每股加權平均收市價為5.60港元。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回其上市證券。

企業管治

董事並不知悉有任何資料顯示，於截至二零零六年六月三十日止之六個月內，本公司未有遵守載於上市規則附錄十四的企業管治常規守則。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易的標準守則（「標準守則」）。經本公司特別查詢後，全體董事確認彼等在回顧期內已遵守標準守則所載的規定。

審核委員會

審核委員會已聯同管理人員檢討本集團所採納之會計政策及慣例，並曾商討財務申報等事宜，包括審閱現時呈報之本公司截至二零零六年六月三十日止六個月之未經審核中期業績。

薪酬委員會

薪酬委員會由獨立非執行董事盧永仁博士領導。薪酬委員會其他成員為獨立非執行董事侯自強先生及執行董事高振順先生。

員工退休計劃

本公司截至二零零五年十二月三十一日止的年報中沒有提供下述有關本集團員工退休計劃之資料。

本集團實行一項由香港強制性公積金計劃管理局推行之強積金計劃。該強積金計劃乃為一項規定供款退休福利計劃，並由獨立托管人監管。僱主及僱員均須為強積金計劃供款，總額相等於各僱員有關收入之10%（「有關收入」）。僱主所作之供款於支付予相應強積金計劃時即100%由僱員戶口擁有，惟所有自強制性供款所取得之收益須保留直至該僱員達到65歲退休年齡，除若干特殊情況外。退休計劃內的歸屬百份比維持不變。

而且，本集團亦實行一項規定供款退休計劃，該退休計劃之資產獨立於本集團。該項計劃以信託形式正式成立，且根據稅務條例第87A條經稅務局批准。這計劃是一個額外供款計劃，僱員及僱主均須在該項計劃下供款，金額為不多於僱員有關收入之5%。

於二零零五年十二月三十一日計入收益表之退休計劃總成本為6,452,000港元（二零零四年：6,993,000港元）。管理該項計劃之費用從僱主之供款中扣除。僱主將被沒收之供款用以抵銷日後之供款。於二零零五年十二月三十一日作此用途之金額為665,000港元（二零零四年：201,000港元）及於二零零五年十二月三十一日可用的餘額以扣減未來供款為643,000港元（二零零四年：106,000港元）。

精電（馬來西亞）根據一九五一年僱員公積金法例實行一項員工公積金計劃。根據該法例僱主及僱員均須供款，金額為僱員基本月薪之若干百分率。本年度計入收益表之僱主供款總額為1,437,000港元（二零零四年：1,734,000港元）。

董事

於本報告日期，本公司董事會由七名董事組成，其中張樹成博士、高振順先生、蔡東豪先生及賀德懷先生為執行董事，而盧永仁博士、袁健先生及侯自強先生為獨立非執行董事。